DOMINION RESOURCES, INC.
Issuer

TO

JPMORGAN CHASE BANK
(formerly known as The Chase Manhattan Bank)
Trustee

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Thirteenth Supplemental Indenture

Dated as of September 16, 2002

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          THIS THIRTEENTH SUPPLEMENTAL INDENTURE is made as of the 16th day of September, 2002, by and between DOMINION RESOURCES, INC., a Virginia corporation, having its principal office at 120 Tredegar Street, Richmond, Virginia 23219 (the "Company"), and JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), a New York banking corporation, as Trustee (herein called the "Trustee").

W I T N E S S E T H:

          WHEREAS, the Company has heretofore entered into a Senior Indenture, dated as of June 1, 2000 (the "Original Indenture"), as heretofore supplemented and amended, with the Trustee;

          WHEREAS, the Original Indenture is incorporated herein by this reference and the Original Indenture, as heretofore supplemented and amended and as further supplemented by this Thirteenth Supplemental Indenture, is herein called the "Indenture"; and

          WHEREAS, all conditions necessary to authorize the execution and delivery of this Thirteenth Supplemental Indenture and to make it a valid and binding obligation of the Company have been done or performed.

          NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
AGREEMENT FOR THE BENEFIT OF HOLDERS OF THE SENIOR NOTES

          SECTION 101.     Definitions. The following defined terms used herein shall, unless the context otherwise requires, have the meanings specified below. Capitalized terms used herein for which no definition is provided herein shall have the meanings set forth in the Original Indenture.

          "Moody's" means Moody's Investors Service, Inc. or any successor rating agency.

          "S&P" means Standard & Poor's Ratings Group, a division of McGraw-Hill Companies, Inc., or any successor rating agency.

          "Senior Notes" means the Company's 2002 Series C 5.70% Senior Notes Due 2012.

          SECTION 102.     Interest Rate Adjustment. If, on or before September 15, 2004, the ratings on the Company's senior unsecured indebtedness are downgraded below Baa1 by Moody's or BBB+ by S&P, the interest rate on the Senior Notes will be adjusted as follows, but for only as long as any such downgrade is in effect:

Moody's Rating	Moody's Cumulative Adjustment Amount	S&P Rating	S&P Cumulative Adjustment Amount
Baa2	0.25%	BBB	0.25%
Baa3 or lower	0.50%	BBB- or lower	0.50%

          The adjusted annual interest rate for the Senior Notes (and the rate at which any overdue principal or interest shall bear interest, to the extent legally enforceable) will be 5.70%, plus the sum of the applicable Moody's cumulative adjustment amount and the applicable S&P cumulative adjustment amount, in each case as provided in the above table.

          If a ratings change is made by one of either Moody's or S&P during any interest payment period (that is, the period from the Original Issue Date to the first Interest Payment Date or thereafter from any Interest Payment Date to the next Interest Payment Date), the amount of interest to be paid with respect to the period will be calculated at an annual rate equal to the weighted average of the interest rate in effect immediately before the change and the rate in effect upon any new ratings being given, calculated by multiplying each such rate by the number of days the rate is in effect during the interest payment period, determining the sum of the products and dividing the sum by the actual number of days in that interest payment period.

          For purposes of Section 106(ii) of the Twelfth Supplemental Indenture, the scheduled payments of interest from any Redemption Date shall be determined based upon the interest rate on the Senior Notes as in effect on the third Business Day preceding the Redemption Date in accordance with this Section 102.

          The Company shall give the Trustee prompt written notice of any change in Moody's or S&P's ratings of the Company's senior unsecured indebtedness that would result in a change to the interest rate on the Senior Notes under this Section 102.

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ARTICLE II
MISCELLANEOUS PROVISIONS

          SECTION 201.     Recitals by Company. The recitals in this Thirteenth Supplemental Indenture are made by the Company only and not by the Trustee, and all of the provisions contained in the Original Indenture in respect of the rights, privileges, immunities, powers and duties of the Trustee shall be applicable in respect of the Senior Notes and of this Thirteenth Supplemental Indenture as fully and with like effect as if set forth herein in full.

          SECTION 202.     Ratification and Incorporation of Original Indenture. As supplemented hereby, the Original Indenture is in all respects ratified and confirmed, and the Original Indenture and this Thirteenth Supplemental Indenture shall be read, taken and construed as one and the same instrument.

          SECTION 203.     Executed in Counterparts. This Supplemental Indenture may be executed in several counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

          SECTION 204.     Assignment. The Company shall have the right at all times to assign any of its rights or obligations under the Indenture with respect to the Senior Notes to a direct or indirect wholly-owned subsidiary of the Company; provided that, in the event of any such assignment, the Company shall remain primarily liable for the performance of all such obligations. The Indenture may also be assigned by the Company in connection with a transaction described in Article Eight of the Original Indenture.

          IN WITNESS WHEREOF, each party hereto has caused this instrument to be signed in its name and behalf by its duly authorized officer, all as of the day and year first above written.

DOMINION RESOURCES, INC.

By: /s/ G. Scott Hetzer
Name: G. Scott Hetzer
Title: Senior Vice President and Treasurer

JPMORGAN CHASE BANK, as Trustee

By: /s/ Natalia Rodriguez
Name: Natalia Rodriguez
Title: Assistant Vice President

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